June 17, 2014

Via EDGAR and email DangD@sec.gov

Duc Dang, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Hartman Short Term Income Properties XX, Inc.

Post-Effective Amendment No. 1 to

Registration Statement on Form S-11

Filed June 6, 2014

File No. 333-185336

Dear Mr. Dang:

This letter is in response to your comment letter dated June 16, 2014.  The paragraph numbers in this letter correspond to your numbered comments.

General

1.

Please tell us the number of shares that were sold between the date that you were required to update your registration statement under Section 10(a)(3) of the Securities Act of 1933 and the date that you suspended your offering.

We sold 85,569 shares of our common stock, including 19,638 shares issued pursuant to our distribution reinvestment program, for the period from May 1, 2014 through May 30, 2014, the date that we suspended our offering.

2.

We note your disclosure that you may elect to sell your shares at their net asset value per share at a future date.  Please revise to clarify if your assets’ value will be determined by or with the material assistance of an independent expert.

Our disclosure further notes that “If we revise our offering price, we will disclose the method of calculating the estimated net asset value per share in a supplement to this prospectus.”

We revise the foregoing language to read “If we revise our offering price, we will disclose the method of calculating the estimated net asset value per share and the extent

Hartman Income REIT, Inc.

2909 Hillcroft, Suite 420, Houston, Texas 77057      713-467-2222

Securities and Exchange Commission

June 17, 2014

to which our board of directors and our advisor determine to engage and or rely upon the assistance of any independent valuation expert, in a supplement to this prospectus.”

Prospectus Cover Page

3.

Please revise to remove the statement that “[w]hile the SEC did not determine that a rescission offering was necessary….”

The following sentence has been removed from the risk disclosure on the prospective cover page and similarly on pages 7 and 36.

4.

You indicate that your distributions “may” exceed your earnings and be paid from sources other than cash from operations.  Please revise to reflect whether such occurrences have happened.  Make similar revisions to your risk factor on page 41 that begins with “[o]ne of our objectives is provide distributions….”

We have disclosed that in fact we have made distributions from sources other than earnings and cash from operations.

In the 8th bullet point we disclose that “To date, distributions have been paid from offering proceeds and may be paid from offering proceeds or other sources other than cash from operations, such as borrowings in the future.”

In the 9th bullet point we disclose that “We have made and may continue to make distributions in excess of our earnings and cash generated by operations.”

The risk factor you refer to on page 41 (we believe this is page 38), in the second sentence has been revised to read “We have made and we may continue to make some or all of our distributions from sources other than cash flow from operations….”

Prospectus Summary, page 5

5.

We note that a portion of your disclosure is as of March 31, 2014.  Please update your disclosure so that it is as of a more recent date.

The disclosure you refer to has been revised consistent with your comment so that it is as of May 31, 2014.

Securities and Exchange Commission

June 17, 2014

Distributions Paid, page 16

6.

In your tabular disclosure, please show the percentage of your distributions that were covered/funded by your cash flow from operations for each period presented.

A column to include the requested information has been added to the table.

7.

Please note that in comment 5 of our letter dated May 29, 2013, we indicated that it is not appropriate to present MFFO as a distribution coverage metric.  It appears from your disclosure here that you are presenting MFFO as a distribution coverage metric again.  Please revise accordingly.

We have revised the disclosure to remove the reference to MFFO and we will not present MFFO as a distribution coverage metric in future Exchange Act periodic reports.

Prior Performance Tables

8.

Please refer to the guidance included in the Division’s Disclosure Guidance Topic No. 6, located at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic6.htm and revise your disclosure in this section accordingly or advise.

In response to your comment we have (i) made minor revisions to the narrative and tabular disclosures at pages 141 – 143; (ii) revised Table II to include Hartman Short Term Income Properties XIX, Inc. in Other Programs; and, (iii) added Table III to disclose the annual operating results for the Hartman Development Fund LLC, the offering of which closed in 2013.

Notwithstanding your comments, in the event that we request acceleration of the effective date of the pending registration statement, we acknowledge that such request shall include a written statement that:

•

should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filing;

Securities and Exchange Commission

June 17, 2014

•

the company may not assert staff comments in the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-586-2616 with any questions or comments.

Very truly yours,

HARTMAN SHORT TERM INCOME PROPERTIES XX, INC.

/s/ Louis T. Fox, III

Louis T. Fox, III

Chief Financial Officer

Copies to:

Peter Reinert

Lowndes, Drosdick, Doster, Kantor & Reed, P.A.

Greg Bailes

Weaver and Tidwell LLP

Jack Tompkins

Chairman of the Audit Committee